Mail Stop 4720

January 26, 2010

David A. Van Vliet
Interim President and Interim Chief Executive Officer
K-V Pharmaceutical Company
One Corporate Woods Drive
Bridgeton, MO 63044

> **Re:** **K-V Pharmaceutical Company**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 14, 2010**
> **File No. 1-09601**

Dear Mr. Van Vliet:

We have limited our review of your filing to the issue we have addressed in our comment. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response dated January 25, 2010 to our prior comment letter. In particular, we note your statement that the written consents were not submitted in lieu of an annual meeting or a special meeting to elect directors, and that the Company expects to hold an annual meeting of stockholders to elect directors during the second quarter of calendar year 2010 after it has filed its Form 10-K and distributed a proxy statement and annual report. Please tell us the approximate dates when the Company expects to file its delinquent annual and quarterly reports.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph E. Gilligan, Esq.
        Hogan & Hartson LLP
        555 13th Street NW
        Washington, DC 20004